Exhibit 99.1

Skyline Builders Group Holding Acquires Two Highly Prospective

Gold and Silver Mineral Properties in Nevada

●	Company acquired the properties ahead of its pending, transformative business combination with Cove Kaz Resources

●	Cove Kaz Resources is advancing strategic resource projects in Kazakhstan focused on tungsten

●	Company’s Nevada purchases diversify its property portfolio into precious metals -- and the world’s highest ranked mining jurisdiction -- with two properties

GRAND CAYMAN, CAYMAN ISLANDS – August 17, 2026 -- Skyline Builders Group Holding Limited (Nasdaq: KAZR) (“the Company”), a holding company expecting to close its previously announced merger with Cove Kaz Resources (Cove Kaz) by year-end or early 2027, today announced it has acquired two highly  prospective gold and silver mineral properties in Nevada.

Nevada is the world’s highest ranked mining  jurisdiction, as defined by the Fraser Institute – a non-partisan Canadian public policy think-tank. For more than 50 years, Fraser has served as the mining industry’s authoritative source of jurisdictional evaluation. In its latest 2025 Annual Survey, released Feb. 26, 2026, Nevada was listed as #1 globally for mining attractiveness out of 68 jurisdictions – moving up from #2 a year earlier. Further, Nevada scored 100 on the Policy Perception Index – the highest possible score – making it the world’s most attractive jurisdiction on government policy factors alone. For context, Nevada has been ranked #1 in 2018, 2020, #3 in 2021, #1 in 2022 and has remained highly ranked subsequently.

The two properties acquired are:

Mill Creek Project, an early-stage gold exploration project acquired from Paramount Gold (NYSE: PZG). The project comprises a contiguous block of 36 lode mining claims. The claims total approximately 720 acres and are located in the NW part of the Shoshone Range, 33 km south of Battle Mountain. A project summary is available at skylinebuildersgroupholding.com.

Irwin Project, a past-producing property spanning twelve claims with historic high-grade intrusive-related gold and silver. Mineralized veins trace up to 70 meters along strike, yielding historical assays up to 7.5 g/t gold and 96 g/t silver. Multiple unconstrained veins and historic workings offer excellent exploration upside.

The Irwin project is located in the Troy Mining District, Nye County, Nevada, approximately 150 kilometers east-northeast of Tonopah. The project is directly accessible by road. A project summary is available at skylinebuildersgroupholding.com.

The acquired mineral properties are in the early stages of exploration. The Company expects to conduct initial field studies including detailed mapping, soil and geochemistry sampling, geophysical surveys and remote sensing. It is hoped these studies will lead to identifying potential future drill targets.

“We’re excited to acquire two precious metals projects in Nevada, the world’s highest ranked mining jurisdiction. We believe we are early in a worldwide, commodity super cycle that will see precious metals, base metals, strategic and critical metals’ prices increase dramatically over the next decade due to rapidly growing demand and relative scarcity, global geopolitical tensions and supply chain constraints,” said Paul Mann, Executive Chairman of Sky Builders Group Holding Limited.

“We have the balance sheet strength, access to capital, and expertise to be opportunistic,” he added. “Accordingly, we are scouring the planet in pursuit of properties that hold exceptional value with strong prospects to advance these assets, and increase shareholder value, with further exploration, development, and production.”

Cove Kaz is positioned to become a global leader in the mining, extraction, and processing of strategic minerals and metals aimed towards the United States defense and industrial base, specifically tungsten and, more recently, precious metals. The US has designated silver a critical metal for its vital role in all things electrification from hyper-scalers to solar panels, while central banks globally continue to buy gold as a diversified reserve asset at unprecedented rates. Kaz Resources has existing and pending mining business under development in Kazakhstan that together form a unique portfolio of advanced-exploration and late-stage critical minerals projects.

Cove Kaz was not involved in the Nevada acquisitions, has not conducted any due diligence into these projects, and assumes no liability whatsoever pertaining to the projects or any outcomes arising from the information contained in this news release.

ABOUT SKYLINE BUILDERS GROUP HOLDING LIMITED

Skyline Builders Group Holding Limited (Nasdaq: KAZR) is a Cayman Islands exempted company with limited liability with its main assets focused on the construction industry in Asia.

In the third quarter of 2025, a group of US investors, led by American Ventures, took control of the Company via a significant cash injection with a goal to divest of the legacy Asian construction business and acquire assets in the critical material supply chain.

KAZR seeks to become a highly strategic supplier of critical minerals and will focus on supplying customers in the United States preferentially over customers in other regions to ensure that US customers have access to the critical materials they require. In November 2025, it announced that it had subscribed for an approximate 20% membership interest in an LLC involved in the critical materials supply chain. In April 2026, the Company announced a Transaction Agreement to effect a business combination with Cove Kaz, a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan. For more information visit skylinebuildersgroupholding.com.

ABOUT COVE KAZ CAPITAL GROUP LLC

Cove Kaz Capital Group LLC is a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan. On April 30, 2026 the company completed a sale and purchase agreement to acquire a 70% controlling interest in Severniy Katpar LLP, a joint venture with Kazakhstan’s national mining company Tau-Ken Samruk, which retains the remaining 30%.

Through this partnership, Cove Kaz will be developing the Severnity Katpar and Upper Kairakty tungsten deposits, among the largest undeveloped tungsten resources globally. The project is advancing through feasibility, permitting, and development toward commercial production, with the objective of establishing a long-term, secure supply of tungsten to support critical industrial and defense applications in the United States and allied markets.

In addition, Cove Kaz holds a 75% interest in the Akbulak rare earth project in a joint venture with Qazgeology, a subsidiary of Kazakhstan’s national mining company Tau-Ken Samruk, further strengthening its position in building integrated, diversified critical minerals supply chains. Together, these assets position Cove Kaz as a key participant in the development of reliable, independent sources of strategically important materials outside of China. For more information visit www.kazresources.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the proposed business combination between Cove Kaz Capital Group and Skyline (the “Proposed Transaction”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements represent Cove Kaz Capital Group’s expectations or beliefs concerning guidance, future events, anticipated revenue, future demand and production levels, macroeconomic trends, the development of ongoing projects, costs and expectations, and it is possible that the results described in this news release will not be achieved.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Cove Kaz Capital Group’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements. These factors include, without limitation, Cove Kaz Capital Group's ability to successfully develop its mining projects, including whether Cove Kaz Capital Group's exploration targets and estimates for such mines are realized, the timing of the initial production, the development of a pilot and ultimately a full scale commercial processing facility. In addition, there is a risk that the Proposed Transaction may not be completed in a timely manner or at all.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Cove Kaz Capital Group does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Cove Kaz Capital Group to predict all such factors.

Important Notices and Additional Information

In connection with the Proposed Transaction, Cove Kaz Capital Group intends to file a registration statement on Form S-4 containing a prospectus with the U.S. Securities and Exchange Commission (the “SEC”), and Skyline intends to file a proxy statement for the purpose of soliciting proxies or votes from Skyline shareholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectus, the proxy statement and other documents filed by Cove Kaz Capital Group and Skyline (in each case when available) with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and other filings with the SEC may also be obtained by contacting Cove Kaz Capital Group directly at info@kazresources.com or Skyline at Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong, telephone: +852-2811-9688.

No Offer or Solicitation

This news release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction contemplated by the Transaction Agreement and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Contact

800-699-0480

investors@skylinebuildersgroupholding.com

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